1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date May 20, 2016	By	/s/ Zhang Baocai
Name: Zhang Baocai
Title: Director

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

SUPPLEMENTAL NOTICE OF 2015 ANNUAL GENERAL MEETING

This supplemental notice should be read together with the notice of 2015 annual general meeting (the “AGM”) of Yanzhou Coal Mining Company Limited (the “Company”) dated 19 April 2016 (the “AGM Notice”). On 19 May 2016, the board of directors of the Company (the “Board”) received from the controlling shareholder of the Company, Yankuang Group Company Limited (holding directly and indirectly approximately 56.52% of the total issued share capital of the Company), a letter requesting additional resolutions (as set out below) for consideration and approval by the shareholders of the Company. The Board has resolved that additional resolutions (specified as special resolutions No. 13.01 to No. 13.12 below) shall be tabled before the forthcoming AGM for shareholders’ approval.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the AGM will be held at 9:00 a.m. on 3 June 2016 at the headquarters of the Company, 298 South Fushan Road, Zoucheng, Shandong Province 273500, the People’s Republic of China (the “PRC”) for the purpose of considering and, if thought fit, passing the following additional special resolutions of the Company in addition to the resolutions as set out in the AGM Notice (unless otherwise indicated, capitalized terms used in this supplemental notice and the following resolutions shall have the same meanings as those defined in the announcement of the Company dated 20 May 2016 (the “Announcement”)):

AS ADDITIONAL SPECIAL RESOLUTIONS

(13)	Special Resolution: “THAT, to consider and approve the proposal in relation to the plan for issuance of the renewable corporate bonds and relevant authorization, details of which are set out in the Announcement:

(13.01)	To consider and approve the size and method of the issuance

The size of the Renewable Corporate Bonds will not be more than RMB10.0 billion (inclusive). The issuance can be made in more tranches. The specific size and method of the issuance shall be determined by the Board and the chairman of the Board with the authorization from the Board (or its authorized representatives), which is to be authorized by the Shareholders at the general meeting, within the aforesaid range at its absolute discretion in accordance with the requirements under the relevant laws and regulations, advices and recommendations of the regulatory authorities, the funding requirements of the Company and the prevailing market conditions at the time of the issuance with a view to safeguard the best interests of the Company.

(13.02)	To consider and approve the par value and issue price

The par value of the Renewable Corporate Bonds is RMB100.0, which is also the price of the issuance.

(13.03)	To consider and approve the coupon rate and its determination mechanism

The coupon rate of the issuance and its calculation and the coupon payment method shall be determined by the Board and the chairman of the Board with the authorization from the Board (or its authorized representatives), which is to be authorized by the Shareholders at the general meeting, and the lead underwriter in accordance with the relevant law requirements and the market conditions.

(13.04)	To consider and approve the maturity period, method of principal repayment and interest payment, and other specific arrangements

There is an option available to the Company to renew the Renewable Corporate Bonds. The bonds will continue to exist if the renewal option is exercised by the Company according to the issuance terms. The bonds will be due and repaid if the renewal option is not exercised according to the issue terms. The specific term and the size of each type of bonds with different maturity periods shall be determined by the Board and the chairman of the Board with the authorization from the Board (or its authorized representatives), which is to be authorized by the Shareholders at the general meeting, in accordance with the relevant requirements and the prevailing market conditions at the time of the issuance.

(13.05)	To consider and approve the use of proceeds

The proceeds raised from the Renewable Corporate Bonds (excluding the expenses relating to the issuance) will be used for replenishment of the working capital of the Company and repayment of the interest-bearing debts. The specific purposes shall be determined by the Board and the chairman of the Board with the authorization from the Board (or its authorized representatives), which is to be authorized by the Shareholders at the general meeting, within the aforesaid range taking into consideration the financial position and the funding requirements of the Company.

(13.06)	To consider and approve investors and the placing arrangement for Shareholders

The target of the Renewable Corporate Bonds will be the qualified investors pursuant to the requirements under the “Administrative Measures for the Issue and Trading of Corporate Bonds”. The specific persons to whom the Company will issue the Renewable Corporate Bonds shall be determined by the Board and the chairman of the Board with the authorization from the Board (or its authorized representatives), which is to be authorized by the Shareholders at the general meeting, in accordance with the law requirements, the market conditions and specific matters relating to the issuance.

The Renewable Corporate Bonds will not be offered, by way of preferential placing, to the Shareholders.

(13.07)	To consider and approve the guarantee

The Renewable Corporate Bonds does not have any guarantee arrangement.

(13.08)	To consider and approve the right of late payment for interests and restrictions

There is an option available to the Company to defer the payment of interests.

Compulsory interest payment event: the Company shall not defer current interests and the interests which have been deferred according to mutual agreement and its fruits under the circumstance where the following events occurs within 12 months before the interest payment date (i) dividend distribution to ordinary Shareholders; and (ii) deduction of registered share capital.

Restrictions on deferring interest payment: if the deferral option is exercised by the Company, before completion of repayment of the deferred payment for interests and its fruits, the Company cannot: (1) distribute dividends to ordinary Shareholders; or (2) reduce the registered capital.

The terms of deferred payment for interests shall be determined by the Board and the chairman of the Board with the authorization from the Board (or its authorized representatives), which is to be authorized by the Shareholders at the general meeting, in accordance with the law requirements, the market conditions and specific matters relating to the issuance.

(13.09)	To consider and approve the underwriting

The unsubscribed portion of the Renewable Corporate Bonds shall be underwritten by the underwriter syndicate formed by the lead underwriter.

(13.10)	To consider and approve the listing arrangement

The Board and the chairman of the Board with the authorization from the Board (or its authorized representatives), which is to be authorized by the Shareholders at the general meeting, shall decide on matters in relation to the listing of the Renewable Corporate Bonds upon issuance taking into consideration the circumstances of the Company, the method of issuance and the market conditions.

(13.11)	To consider and approve the authorization

To effectively coordinate the specific issues in the issuance process of the Renewable Corporate Bonds, a resolution will be proposed at the general meeting to authorize the Board and the Board to authorize the chairman of the Board (or its authorized representatives) to deal with, as its/their sole discretion, all matters in connection with the issuance of the Renewable Corporate Bonds in accordance with relevant laws and regulations and supervision institutions’ opinions and suggestions under the framework and principle passed by the Shareholders at the general meeting in order to maximise the interest of the Company, including but not limited to:

(1)	To formulate and adjust the concrete plans and terms, including but not limited to all matters in connection with the issuance of the Renewable Corporate Bonds such as the specific issuance scale, issuance quantity, bond maturities, renewal options, bond interest or its determination, issuer’s postpone payment right of interest and its related contents, safeguard mechanism for repayment (including but not limited to measures such as profit distribution to Shareholders), issuance arrangements, issuance date, rating arrangements, specific subscription methods, specific placing arrangements, redemption provisions or put provisions, payment orders, capital repayment with interest, use of placements and listing of securities in accordance of national laws and regulations, relevant regulations of securities supervision departments, the Company’s general meeting resolutions and the specific situation of the Company as well as the bond market;

(2)	To decide to hire an intermediary agency to deal with the reporting matters of the Renewable Corporate Bonds as well as the matters of listing, capital repayment with interest and renewal options of the issued Renewable Corporate Bonds after completing the issuance of the Renewable Corporate Bonds, including but not limited to authorize, sign, execute, amend and complete all necessary documents, contracts, agreements and covenants (including but not limited to underwriting agreements, bond trustee management agreements, listing agreements and other legal documents, etc.) and disclose relevant information in accordance with laws, regulations and listing rules of the place where the securities of the Company are listed (including but not limited to the preliminary and final debt financing instruments issuance memorandum, all announcements and circulars related to the Company’s domestic debt financing instrument issuance, etc.);

(3)	To select the bond trustee manager(s) for the issuance of the Renewable Corporate Bonds, sign the trustee management agreement(s) and formulate rules of bondholders meeting;

(4)	To undertake all applications and filings as well as listing matters (if applicable) in connection with the Company’s issuance of Renewable Corporate Bonds, including but not limited, according to requirements of relevant regulatory authorities, to prepare, amend and submit relevant application materials for the issuance and listing of the Domestic Debt Financing Instruments of the Company, as well as to sign the relevant application document and other legal documents;

(5)	To make relevant adjustments to matters relating to the issuance of the Renewable Corporate Bonds of the Company according to the advice and changes in policies of regulatory authorities or the changes in market conditions, or determine whether to continue with all or part of the work in respect of the issuance of the Renewable Corporate Bonds in accordance with the actual conditions, save as matters that require re-approval at the general meeting pursuant to the relevant laws, regulations and the Articles of Association; and

(6)	Subject to approval of the above authorisation at the general meeting, to deal with other relevant matters and other matters not mentioned above in connection with the issuance of the Renewable Corporate Bonds.

(13.12)	To consider and approve the validity of the resolution and the authorization

The above authorization shall be valid for 12 months from the date of passing of the relevant resolutions by the Shareholders at the general meeting. In the event that the Board and the chairman of the Board with the authorization from the Board (or its authorized representatives) has determined to carry out the issuance of the Renewable Corporate Bonds within the validity period and the Company has also obtained the approval, permit, filing or registration of the issuance (if applicable) from regulatory authorities during the validity period of such authorization, the Company may complete such issuance or part of the issuance of the Renewable Corporate Bonds during the validity period so far as such approval, permit, filing or registration remains valid. With respect to the matters relating to the issuance or part of the issuance, the valid period of the authorization above will be extended to the date on which the issuance or part of the issuance of the Renewable Corporate Bonds is completed.”

Save for the new resolutions added as aforesaid, other details such as the resolutions to be considered at the AGM, time, venue and closure of register of members for the AGM as set out in the AGM Notice remain unchanged.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman

Zoucheng, Shandong, the PRC

20 May 2016

As at the date of this notice, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

Notes:

1.	Please refer to the AGM Notice dated 19 April 2016 for matters such as eligibility for attending the AGM, proxy, closure of register of members and the Company’s office address.

2.	Since the form of proxy for the AGM which was despatched on 19 April 2016 (the “Old Form of Proxy”) does not contain the newly-added resolutions No. 13.01 to No. 13.12 to be approved at the AGM as set out in this supplemental notice, a revised form of proxy for the AGM (the “Revised Form of Proxy”) has been prepared and is enclosed with this supplemental notice of AGM.

Whether or not you are able to attend the AGM, you are reminded to complete the Revised Form of Proxy in accordance with the instructions printed thereon and send the Form of Proxy to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not less than 24 hours before the time appointed for the holding of the AGM or any adjournment thereof.

A Shareholder who has not yet lodged the Old Form of Proxy with Hong Kong Registrars Limited is requested to lodge the Revised Form of Proxy if he or she wishes to appoint proxies to attend the AGM on his or her behalf. In this case, the Old Form of Proxy should not be lodged with Hong Kong Registrars Limited.

A Shareholder who has already lodged the Old Form of Proxy with Hong Kong Registrars Limited should note that:

(i)	If no Revised Form of Proxy is lodged with Hong Kong Registrars Limited, the Old Form of Proxy will be treated as a valid form of proxy lodged by him or her if correctly completed. The proxy so appointed by the Shareholder will be entitled to vote at his or her discretion or to abstain on any resolution properly put to the AGM other than those referred to in the notice of AGM dated 19 April 2016 and the Old Form of Proxy, including the additional proposed resolutions as set out in this supplemental notice of AGM.

(ii)	If the Revised Form of Proxy is lodged with Hong Kong Registrars Limited before 9:00 a.m. on 2 June 2016, the Revised Form of Proxy will revoke and supersede the Old Form of Proxy previously lodged by him or her. The Revised Form of Proxy will be treated as a valid form of proxy lodged by the Shareholder if correctly completed.

(iii)	If the Revised Form of Proxy is lodged with Hong Kong Registrars Limited after 9:00 a.m. on 2 June 2016, the Revised Form of Proxy will be invalid. It will not revoke the Old Form of Proxy previously lodged by the Shareholder. The Old Form of Proxy will be treated as a valid form of proxy lodged by him or her if correctly completed. The proxy so appointed by the Shareholder will be entitled to vote at his or her discretion or to abstain on any resolution properly put to the AGM other than those referred to in the notice of AGM dated 19 April 2016 and the Old Form of Proxy, including the additional proposed resolutions as set out in this supplemental notice of AGM.

Shareholders are reminded that completion and delivery of the Old Form of Proxy and/or the Revised Form of Proxy will not preclude Shareholders from attending and voting in person at the AGM or at any adjourned meeting(s) should they so wish.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

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